LEGG MASON GLOBAL ASSET MANAGEMENT TRUST

620 Eighth Avenue

New York, NY 10018

June 5, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Delaying Amendment for Registration Statement of Legg Mason Global Asset Management Trust on Form N-14 (File No. 333-279246)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Legg Mason Global Asset Management Trust (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of ClearBridge All Cap Value Fund, a series of Legg Mason Partners Investment Trust (the “Target Trust”) into ClearBridge Value Fund, a series of the Registrant, and ClearBridge Small Cap Value Fund, a series of the Target Trust, into ClearBridge Small Cap Fund, a series of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on May 9, 2024 (0001193125-24-135097) and was scheduled to go effective June 8, 2024, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Stamford, State of Connecticut, on the 5th day of June, 2024.

No fees are required in connection with this filing. If you have any questions or comments relating to this delaying amendment, please contact Elizabeth L. Belanger at (212) 309-6353 or Barry Hurwitz at (617) 951-8267, both of Morgan, Lewis & Bockius LLP, counsel to the Registrant.

Very truly yours,

/s/ Rosemary D. Emmens

Rosemary D. Emmens

Assistant Secretary

2